UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIRKS GROUP INC.

(Name of Issuer)

Class A Voting Shares, without nominal or par value

(Title of Class of Securities)

09088U109

(CUSIP Number)

Jason Edward Maynard

460 Meadow Ave

Banner Elk, NC 28604

Shelley Rosensweig, Esq.

30 Rockefeller Plaza

26th Floor

New York, NY 10112

(212) 835-4838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09088U109

1.	Names of Reporting Person Jason Edward Maynard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,686,602
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,686,602
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 2,686,602
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9%*
14.	Type of Reporting Person (See Instructions) IN

*

This calculation is based on 10,795,443 Class A Shares of the Issuer outstanding as of March 26, 2022, as disclosed in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2022, for the fiscal year ended March 26, 2022.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Class A Voting Shares, without nominal or par value (the “Class A Shares”), of Birks Group Inc., a Canadian corporation (the “Issuer”). The principal executive office of the Issuer is 2020 Robert-Bourassa Blvd, Montreal, Québec, Canada H3A 2A5.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Jason Edward Maynard (the “Reporting Person”).

The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement.

(b)	The address of the Reporting Person is 460 Meadow Ave, Banner Elk, NC 28604.

(c)	The Reporting Person is principally engaged in the business of acquiring, holding and selling securities for investment purposes.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Person acquired an aggregate of 7,407,643 Class A Shares of the Issuer, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $43,394,177. (including commissions), as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of the Class A Shares of the Issuer was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person filed an initial Schedule 13G on March 10, 2021, at such time as his aggregate share ownership crossed the applicable reporting threshold.

The Class A Shares covered by this statement were originally acquired by the Reporting Person prior to July 12, 2022, in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Class A Shares of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Class A Shares of the Issuer or disposal of some or all of the Class A Shares of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Class A Shares of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
6/1/2023	Jason Edward Maynard	2000	0	8.75	Open market
5/31/2023	Jason Edward Maynard	11000	0	9.40	Open market
5/26/2023	Jason Edward Maynard	400	0	9.85	Open market
5/19/2023	Jason Edward Maynard	1000	0	9.85	Open market
5/18/2023	Jason Edward Maynard	3000	0	9.84	Open market
5/17/2023	Jason Edward Maynard	1	0	9.55	Open market
5/11/2023	Jason Edward Maynard	18000	0	9.90	Open market
5/10/2023	Jason Edward Maynard	4100	0	9.85	Open market
5/9/2023	Jason Edward Maynard	3500	0	9.76	Open market
5/8/2023	Jason Edward Maynard	3491	0	9.44	Open market
5/5/2023	Jason Edward Maynard	7166	0	9.05	Open market
5/4/2023	Jason Edward Maynard	1037	0	8.57	Open market
5/3/2023	Jason Edward Maynard	5859	0	8.46	Open market
5/2/2023	Jason Edward Maynard	10716	0	8.51	Open market
5/1/2023	Jason Edward Maynard	4287	0	8.47	Open market
4/28/2023	Jason Edward Maynard	7500	0	8.49	Open market
4/27/2023	Jason Edward Maynard	8000	0	8.47	Open market
4/26/2023	Jason Edward Maynard	2000	0	8.47	Open market
4/25/2023	Jason Edward Maynard	9182	0	8.11	Open market
4/21/2023	Jason Edward Maynard	11600	0	8.10	Open market
4/20/2023	Jason Edward Maynard	4056	0	8.10	Open market
4/19/2023	Jason Edward Maynard	500	1300	8.08	Open market
4/18/2023	Jason Edward Maynard	7500	5000	8.11	Open market
4/17/2023	Jason Edward Maynard	759	0	8.09	Open market
4/14/2023	Jason Edward Maynard	1917	8000	8.10	Open market
4/13/2023	Jason Edward Maynard	7000	6500	8.13	Open market
4/12/2023	Jason Edward Maynard	1000	4000	8.11	Open market
4/11/2023	Jason Edward Maynard	3000	0	8.12	Open market
4/10/2023	Jason Edward Maynard	1400	0	8.13	Open market
4/5/2023	Jason Edward Maynard	6844	0	8.11	Open market
4/4/2023	Jason Edward Maynard	2700	12000	8.08	Open market

4/3/2023	Jason Edward Maynard	9400	26490	8.08	Open market
3/31/2023	Jason Edward Maynard	500	25060	8.05	Open market
3/30/2023	Jason Edward Maynard	2500	12500	8.12	Open market
3/29/2023	Jason Edward Maynard	2500	13524	8.14	Open market
3/28/2023	Jason Edward Maynard	8300	6600	8.10	Open market
3/27/2023	Jason Edward Maynard	5897	0	8.16	Open market
3/24/2023	Jason Edward Maynard	500	50190	8.06	Open market
3/23/2023	Jason Edward Maynard	43900	0	8.14	Open market
3/22/2023	Jason Edward Maynard	8284	22188	8.04	Open market
3/21/2023	Jason Edward Maynard	301	29850	8.03	Open market
3/20/2023	Jason Edward Maynard	2000	18300	8.04	Open market
3/17/2023	Jason Edward Maynard	14793	27100	8.12	Open market
3/16/2023	Jason Edward Maynard	0	8486	8.21	Open market
3/15/2023	Jason Edward Maynard	0	10722	8.17	Open market
3/10/2023	Jason Edward Maynard	5377	0	8.21	Open market
3/9/2023	Jason Edward Maynard	9000	0	8.24	Open market
3/7/2023	Jason Edward Maynard	7645	0	8.26	Open market
3/6/2023	Jason Edward Maynard	21500	0	8.27	Open market
3/3/2023	Jason Edward Maynard	5353	0	8.39	Open market
3/2/2023	Jason Edward Maynard	3000	0	8.35	Open market
3/1/2023	Jason Edward Maynard	2000	0	8.26	Open market
2/27/2023	Jason Edward Maynard	6800	0	8.05	Open market
2/24/2023	Jason Edward Maynard	10400	0	7.61	Open market
2/23/2023	Jason Edward Maynard	2700	0	7.60	Open market
2/22/2023	Jason Edward Maynard	5000	0	7.56	Open market
2/17/2023	Jason Edward Maynard	29000	0	7.52	Open market
2/16/2023	Jason Edward Maynard	27000	0	7.51	Open market
2/15/2023	Jason Edward Maynard	2500	0	7.51	Open market
2/14/2023	Jason Edward Maynard	20500	24000	7.51	Open market
2/10/2023	Jason Edward Maynard	500	25000	7.50	Open market
2/8/2023	Jason Edward Maynard	0	15000	7.46	Open market
2/7/2023	Jason Edward Maynard	0	15000	7.50	Open market
2/6/2023	Jason Edward Maynard	0	7500	7.49	Open market
2/3/2023	Jason Edward Maynard	4012	69100	7.55	Open market
2/2/2023	Jason Edward Maynard	112000	20000	7.47	Open market
2/1/2023	Jason Edward Maynard	5300	19700	7.46	Open market

1/31/2023	Jason Edward Maynard	4700	15000	7.46	Open market
1/30/2023	Jason Edward Maynard	4900	9400	7.47	Open market
1/27/2023	Jason Edward Maynard	2426	9000	7.47	Open market
1/26/2023	Jason Edward Maynard	9200	15500	7.50	Open market
1/25/2023	Jason Edward Maynard	4917	0	7.50	Open market
1/24/2023	Jason Edward Maynard	4200	15500	7.46	Open market
1/23/2023	Jason Edward Maynard	4000	15000	7.44	Open market
1/20/2023	Jason Edward Maynard	4316	12500	7.45	Open market
1/19/2023	Jason Edward Maynard	5290	8509	7.45	Open market
1/18/2023	Jason Edward Maynard	0	21500	7.41	Open market
1/17/2023	Jason Edward Maynard	10200	0	7.51	Open market
1/13/2023	Jason Edward Maynard	21009	12500	7.49	Open market
1/12/2023	Jason Edward Maynard	8180	12700	7.43	Open market
1/11/2023	Jason Edward Maynard	7870	0	7.52	Open market
1/10/2023	Jason Edward Maynard	0	7500	7.44	Open market
1/9/2023	Jason Edward Maynard	4122	7500	7.65	Open market
1/6/2023	Jason Edward Maynard	316	35000	7.71	Open market
1/5/2023	Jason Edward Maynard	0	91747	7.78	Open market
1/4/2023	Jason Edward Maynard	0	900	7.79	Open market
1/3/2023	Jason Edward Maynard	85192	0	7.97	Open market
12/30/2022	Jason Edward Maynard	44773	10199	7.93	Open market
12/29/2022	Jason Edward Maynard	93834	0	7.20	Open market
12/28/2022	Jason Edward Maynard	21245	0	6.42	Open market
12/27/2022	Jason Edward Maynard	29162	0	5.77	Open market
12/23/2022	Jason Edward Maynard	22093	0	5.51	Open market
12/22/2022	Jason Edward Maynard	0	26710	5.66	Open market
12/21/2022	Jason Edward Maynard	18843	0	5.58	Open market
12/20/2022	Jason Edward Maynard	45276	0	5.26	Open market
12/15/2022	Jason Edward Maynard	2000	0	5.18	Open market
12/14/2022	Jason Edward Maynard	8014	0	5.18	Open market
12/13/2022	Jason Edward Maynard	1100	0	5.19	Open market
12/9/2022	Jason Edward Maynard	21511	0	5.17	Open market
12/8/2022	Jason Edward Maynard	3300	0	5.15	Open market
12/7/2022	Jason Edward Maynard	2000	0	5.15	Open market
12/6/2022	Jason Edward Maynard	9	0	5.14	Open market
12/5/2022	Jason Edward Maynard	1500	0	5.17	Open market

12/2/2022	Jason Edward Maynard	1000	0	5.16	Open market
12/1/2022	Jason Edward Maynard	1200	0	5.17	Open market
11/30/2022	Jason Edward Maynard	2000	0	5.25	Open market
11/22/2022	Jason Edward Maynard	3000	0	5.19	Open market
11/11/2022	Jason Edward Maynard	10329	0	5.17	Open market
11/10/2022	Jason Edward Maynard	1700	0	5.13	Open market
11/9/2022	Jason Edward Maynard	4600	0	5.14	Open market
11/4/2022	Jason Edward Maynard	0	1001	5.15	Open market
11/3/2022	Jason Edward Maynard	0	4004	5.15	Open market
11/2/2022	Jason Edward Maynard	0	1001	5.16	Open market
11/1/2022	Jason Edward Maynard	0	3003	5.19	Open market
10/28/2022	Jason Edward Maynard	1000	0	5.13	Open market
10/26/2022	Jason Edward Maynard	0	1001	5.19	Open market
10/25/2022	Jason Edward Maynard	0	3003	5.13	Open market
10/24/2022	Jason Edward Maynard	1200	0	5.11	Open market
10/19/2022	Jason Edward Maynard	0	2002	5.20	Open market
10/18/2022	Jason Edward Maynard	8000	0	5.15	Open market
10/14/2022	Jason Edward Maynard	0	4364	5.18	Open market
10/13/2022	Jason Edward Maynard	0	4004	5.21	Open market
10/12/2022	Jason Edward Maynard	0	9681	5.20	Open market
10/11/2022	Jason Edward Maynard	0	5539	5.19	Open market
10/10/2022	Jason Edward Maynard	1000	0	5.17	Open market
10/7/2022	Jason Edward Maynard	2000	0	5.14	Open market
10/5/2022	Jason Edward Maynard	2000	0	5.19	Open market
10/4/2022	Jason Edward Maynard	3000	0	5.18	Open market
9/29/2022	Jason Edward Maynard	4000	0	5.19	Open market
9/27/2022	Jason Edward Maynard	899	4950	5.27	Open market
9/26/2022	Jason Edward Maynard	4149	0	5.29	Open market
9/23/2022	Jason Edward Maynard	1000	0	5.40	Open market
9/22/2022	Jason Edward Maynard	8374	0	5.51	Open market
9/20/2022	Jason Edward Maynard	0	200	5.66	Open market
9/16/2022	Jason Edward Maynard	0	26900	5.65	Open market
9/15/2022	Jason Edward Maynard	15000	0	5.35	Open market
9/14/2022	Jason Edward Maynard	2445	0	5.26	Open market
9/13/2022	Jason Edward Maynard	18000	0	5.21	Open market
9/12/2022	Jason Edward Maynard	12230	0	5.23	Open market

9/9/2022	Jason Edward Maynard	3201	0	5.20	Open market
9/8/2022	Jason Edward Maynard	10526	0	5.10	Open market
9/7/2022	Jason Edward Maynard	2275	0	5.08	Open market
9/2/2022	Jason Edward Maynard	17674	0	5.13	Open market
9/1/2022	Jason Edward Maynard	1100	0	5.08	Open market
8/31/2022	Jason Edward Maynard	10624	0	5.09	Open market
8/30/2022	Jason Edward Maynard	25327	0	5.17	Open market
8/29/2022	Jason Edward Maynard	100	0	5.31	Open market
8/26/2022	Jason Edward Maynard	16280	0	5.19	Open market
8/25/2022	Jason Edward Maynard	16028	0	5.17	Open market
8/15/2022	Jason Edward Maynard	8000	0	5.09	Open market
8/12/2022	Jason Edward Maynard	6000	0	5.09	Open market
8/11/2022	Jason Edward Maynard	10000	0	5.12	Open market
8/10/2022	Jason Edward Maynard	31405	0	5.08	Open market
8/9/2022	Jason Edward Maynard	5985	0	5.10	Open market
8/8/2022	Jason Edward Maynard	48	0	5.12	Open market
8/5/2022	Jason Edward Maynard	7061	0	5.13	Open market
8/3/2022	Jason Edward Maynard	4168	0	5.13	Open market
8/1/2022	Jason Edward Maynard	2636	0	5.08	Open market
7/29/2022	Jason Edward Maynard	16051	0	5.08	Open market
7/27/2022	Jason Edward Maynard	2135	0	5.13	Open market
7/26/2022	Jason Edward Maynard	2530	0	5.09	Open market
7/22/2022	Jason Edward Maynard	2629	0	5.05	Open market
7/21/2022	Jason Edward Maynard	1000	0	5.06	Open market
7/20/2022	Jason Edward Maynard	391	0	5.06	Open market
7/19/2022	Jason Edward Maynard	8826	0	5.06	Open market
7/18/2022	Jason Edward Maynard	1228	0	5.04	Open market
7/15/2022	Jason Edward Maynard	2579	0	5.05	Open market
7/14/2022	Jason Edward Maynard	4898	0	5.06	Open market
7/13/2022	Jason Edward Maynard	18843	0	5.06	Open market
7/12/2022	Jason Edward Maynard	35021	0	5.12	Open market
7/11/2022	Jason Edward Maynard	4058	0	5.14	Open market
7/8/2022	Jason Edward Maynard	52725	0	5.16	Open market
7/6/2022	Jason Edward Maynard	1534	0	5.16	Open market
7/1/2022	Jason Edward Maynard	2406	0	5.18	Open market
6/29/2022	Jason Edward Maynard	77373	0	5.24	Open market

6/28/2022	Jason Edward Maynard	7754	0	5.19	Open market
6/27/2022	Jason Edward Maynard	44506	0	5.21	Open market
6/24/2022	Jason Edward Maynard	158900	0	5.20	Open market
6/17/2022	Jason Edward Maynard	300	22900	4.99	Open market
6/16/2022	Jason Edward Maynard	31603	0	5.03	Open market
6/15/2022	Jason Edward Maynard	32684	26700	5.03	Open market
6/14/2022	Jason Edward Maynard	17118	20000	5.00	Open market
6/13/2022	Jason Edward Maynard	24720	0	5.01	Open market
6/10/2022	Jason Edward Maynard	5654	0	5.00	Open market
6/9/2022	Jason Edward Maynard	23224	34000	5.01	Open market
6/8/2022	Jason Edward Maynard	6179	27000	5.01	Open market
6/7/2022	Jason Edward Maynard	19417	0	5.01	Open market
6/6/2022	Jason Edward Maynard	20792	20000	5.01	Open market
6/3/2022	Jason Edward Maynard	15	0	5.02	Open market
6/1/2022	Jason Edward Maynard	8107	0	5.07	Open market
5/31/2022	Jason Edward Maynard	22454	25000	5.02	Open market
5/27/2022	Jason Edward Maynard	4882	0	5.01	Open market
5/26/2022	Jason Edward Maynard	24445	22500	5.02	Open market
5/25/2022	Jason Edward Maynard	0	54200	5.01	Open market
5/24/2022	Jason Edward Maynard	42240	0	5.02	Open market
5/23/2022	Jason Edward Maynard	23684	0	5.05	Open market
5/20/2022	Jason Edward Maynard	7089	0	5.04	Open market
5/19/2022	Jason Edward Maynard	8643	0	5.06	Open market
5/18/2022	Jason Edward Maynard	7070	0	5.03	Open market
5/13/2022	Jason Edward Maynard	6427	0	5.08	Open market
5/12/2022	Jason Edward Maynard	2408	0	5.01	Open market

(1)	Average price per share including commissions.

Except as otherwise described herein, no transactions in the Class A Shares of the Issuer were effected during the past sixty days by the Reporting Person.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares of the Issuer covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed in Item 4 of this Schedule 13D, which is incorporated by reference herein, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer required to be disclosed pursuant to Item 6.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2023

JASON EDWARD MAYNARD

By:	/s/ Jason Edward Maynard
Name:	Jason Edward Maynard